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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/16 (MM/DD/YY) AND ENDING 6/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plante Moran Insurance Agency Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27400 Northwestern Highway
(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Trotta — 248-603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name – *if individual, state last, first, middle name*)

2699 South Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB

OATH OR AFFIRMATION

I, Trevor D. Royston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plante Moran Insurance Agency Services, LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
OFFICIAL SEAL
STATE OF MICHIGAN

REBECCA L. GARNER
Notary Public, State of Michigan
County of Genesee
My Commission Expires Sep. 15, 2018
Acting in the County of Oakland

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

JUNE 30, 2017

TABLE OF CONTENTS

KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plante Moran Insurance Agency Services, LLC
Detroit, Michigan

We have audited the accompanying consolidated statement of financial condition of Plante Moran Insurance Agency Services, LLC and Subsidiary as of June 30, 2017 and the related notes to the consolidated financial statement. This consolidated financial statement is the responsibility of Plante Moran Insurance Agency Services, LLC and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Plante Moran Insurance Agency Services, LLC as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.



Kaufman, Rossin & Co., P.A.

Miami, Florida
August 24, 2017

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

ASSETS	
CASH AND CASH EQUIVALENTS	$ 716,369
RESTRICTED CASH	2,508
UNBILLED WORK IN PROCESS	726,946
DUE FROM RELATED PARTY	2,163
TOTAL ASSETS	$ 1,447,986
LIABILITIES	
ACCRUED PAYROLL AND EXPENSES	$ 214,849
DUE TO RELATED PARTY	95,916
TOTAL LIABILITIES	310,765
EQUITY	
EQUITY	1,137,221
TOTAL LIABILITIES AND EQUITY	$ 1,447,986

The accompanying notes are an integral part of this consolidated statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

1. ORGANIZATION

Plante Moran Insurance Agency Services, LLC (PMIA), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), in the States of Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services and products to its clients. PMIA shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. PMIA is considered an "other broker-dealer" by FINRA and uses Valmark Securities exclusively, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of its clients. PMIA does not otherwise hold funds or securities for or owe money or securities to customers. PMIA is a wholly-owned subsidiary of P&M Holding Group, LLP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statement include the accounts of Plante Moran Insurance Agency Services, LLC and PMIA II, LLC (PMIA II), a variable interest entity (VIE), collectively, the Company. Plante Moran Insurance Agency Services, LLC holds a 49% interest and is considered to be the primary beneficiary of PMIA II. The 51% equity interest attributable to the VIE not held by PMIA is reported as a noncontrolling interest in the accompanying consolidated financial statement. The noncontrolling interest is held by Valmark Securities, Inc. All significant intercompany balances and transactions have been eliminated upon consolidation. The ownership interest in PMIA and the 49% ownership interest of PMIA II, is defined as PMIA Member.

Basis of Presentation and Revenue Recognition

PMIA is engaged in a single line of business as a broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients and the purchase of individual life, disability and long-term care insurance and the placement of those products to meet clients' needs.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

PMIA has $2,508 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

PMIA is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, PMIA may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is PMIA's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of PMIA's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, PMIA's revenue stream does not rely on any one customer or group of customers.

The Company had three customers that comprised approximately 79% of the unbilled work in process balance at June 30, 2017.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized insurance customer obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer and/or insurance companies. Payments of accounts receivable are allocated to the specific invoices identified on the customer's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability.

There are no accounts receivable as of June 30, 2017.

Unbilled Work in Process

Unbilled work in process consists primarily of commissions due on policies purchased by clients and consulting fees to be billed. Amounts are stated at estimated net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

PMIA is a single member Michigan Limited Liability Company and is a disregarded entity for tax purposes. The Company's sole member is treated as a partnership for federal income tax purposes and the taxable income or loss of PMIA is taxed directly to the partners of P&M Holding Group, LLP. Accordingly, PMIA records no provision for federal income taxes.

PMIA II is a Michigan Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of PMIA II is taxed directly to its members. Accordingly, PMIA II records no provision for federal income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

3. RELATED PARTY TRANSACTIONS

PMIA entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly owned subsidiary of P&M Holding Group, LLP (PMHG), the single member of PMIA, whereby PM, PLLC will provide general business management, administrative functions, financial management, support services, and the use of facilities for the benefit of PMIA. In addition, certain staff-related and other expenses may be paid by PM, PLLC on PMIA's behalf. The Agreement also permits sharing of staff time across entities with compensation, benefits, and related costs being allocated to PM, PLLC when PMIA staff provide services directly to PM, PLLC clients. These expenses and allocations are settled on a net basis with PM, PLLC quarterly. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

At June 30, 2017, the due to related party consisted of the amount due to PM, PLLC related to services under the Agreement. The amount due from related party consisted of an expense reimbursement due from an affiliated entity.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, PMIA is required to maintain a minimum net capital balance, as defined, under such provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

4. NET CAPITAL PROVISION OF RULE 15c3-1 (Continued)

PMIA's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2017, PMIA had net capital of $400,604, which was $379,886 in excess of its required net capital of $20,718.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that PMIA maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2017, the ratio was 0.7757 to 1.

5. EXEMPTION FROM RULE 15c3-3

PMIA acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers. PMIA operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. RETIREMENT PLANS

PMIA participates in a 401(k) plan and defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. The 401(k) plan provides for a matching contribution equal to 50% of a participant's deferral up to 2% of the participant's total compensation. The defined contribution plan provides for contributions ranging from 5% to 9% of an employee's compensation, as defined.

7. SELF-INSURANCE

PMIA participates in a self-insurance medical plan administered by P&M Holding Group, LLP covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $200,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based on a predetermined claim cost per participant per month. Plante & Moran, PLLC, a wholly-owned subsidiary of P&M Holding Group, LLP, has agreed to reimburse PMIA for health insurance costs to the extent that the average cost per staff for PMIA exceeds the average cost per staff for the participating self-insured group. PMIA has recorded an accrual of approximately $26,400 at June 30, 2017 for known claims and estimated claims incurred but not reported.

8. INFORMATION ABOUT VARIABLE INTEREST ENTITIES

PMIA holds a 49% equity interest in PMIA II. PMIA II was formed for purposes of providing administrative and service bureau services to its members. PMIA II is considered to be a variable interest entity since substantially all of PMIA II's services are conducted for the benefit of PMIA. PMIA determined that it is the primary beneficiary of PMIA II because it is allocated 70% of the profits and losses of PMIA II and it has the power to direct the activities of PMIA II. As a result, PMIA II has been included in the financial statement as a consolidated variable interest entity. As of June 30, 2017, PMIA II had total assets of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

8. INFORMATION ABOUT VARIABLE INTEREST ENTITIES (Continued)

$10,118. Included in consolidated assets are assets totaling $10,118 that represent collateral for obligations of PMIA II. Apart from that amount, creditors and beneficial holders of PMIA II have no recourse to the assets or general credit of Plante Moran Insurance Agency Services, LLC.